                                    Filed by NetBank, Inc.

                                    Pursuant to Rule 425
                                    under the Securities
                                    Act of 1933 and deemed
                                    filed pursuant to Rule
                                    14a-12 under the
                                    Securities Exchange
                                    Act of 1934

                                    Subject Company:  Resource Bancshares
                                                      Mortgage
                                                      Group, Inc.
                                    Commission File No. 000-21786

                                    Date:  November __, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between NetBank and RBMG, including a lower-cost source of funding for RBMG, access to higher-yield assets for NetBank, further diversification of NetBank's income stream and greater cross-selling opportunities for both businesses; (ii) statements with respect to NetBank's and RBMG's plans, objectives, expectations and intentions and other statements that are not historical facts, including the proposed management structure of the combined company; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of NetBank's and RBMG's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of NetBank and RBMG may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) NetBank may not attract sufficient deposits to provide RBMG greater liquidity for loan funding;(3) RBMG may not generate a consistent volume of varied loan products for NetBank to retain as investments; (4) unexpected changes in existing senior management teams of either company before the merger is complete; (5) revenues following the merger may be lower than expected; (6) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (7) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (8) the failure of NetBank's and RBMG's shareholders to approve the merger; (9) competitive pressures among financial services institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (10) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (11) changes in the U.S. and foreign legal and regulatory framework; and (12) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets. Additional factors that could cause NetBank's and RBMG's results to differ materially from those described in the forward-looking statements can be found in NetBank's and RBMG's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (WWW.SEC.GOV). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to NetBank or RBMG or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. NetBank and RBMG do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to NetBank's and RBMG's shareholders for their consideration, and NetBank and RBMG will file a registration statement, of which a joint proxy statement/prospectus will form a part and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about NetBank and RBMG, at the SEC's Internet site (WWW.SEC.GOV). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to NetBank, Inc., Investor Relations, Royal Centre Three, Suite 100, 11475 Great Oaks Parkway, Alpharetta, GA 30022, 770-343-6006, or to Resource Bancshares Mortgage Group, Inc., Investor Relations, 7909 Parklane Road, Columbia, SC 29223, 803-741-3000.

         NetBank and RBMG, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of NetBank and RBMG in connection with the merger. Information about the directors and executive officers of NetBank and their ownership of NetBank common stock is set forth in the proxy statement, dated March 26, 2001, for NetBank's 2001 annual meeting of shareholders, as filed with the SEC on a
Schedule 14A. Information about the directors and executive officers of RBMG and their ownership of RBMG common stock is set forth in the proxy statement, dated April 6, 2001, for RBMG's 2001 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

         The following is a joint press release issued by NetBank and RBMG on November 19, 2001:

FOR IMMEDIATE RELEASE


NETBANK CONTACT:
Matthew Shepherd
678-942-2683
MSHEPHERD@NETBANK.COM

RBMG CONTACT:
Jerri Franz
904-306-9222, ext. 2
JFRANZ@MARKETINGSYNERGIES.COM


                   NETBANK, INC. REACHES DEFINITIVE AGREEMENT
               TO ACQUIRE RESOURCE BANCSHARES MORTGAGE GROUP, INC.

       COMBINATION WILL CREATE A DIVERSIFIED FINANCIAL SERVICES POWERHOUSE THAT LEVERAGES TECHNOLOGY TO CREATE GREATER CUSTOMER AND SHAREHOLDER VALUE

ATLANTA -- (November 19, 2001) -- NetBank, Inc. (Nasdaq: NTBK), the holding company for the country's largest independent Internet bank, NetBank(R) (WWW.NETBANK.COM), Member FDIC and Equal Housing Lender, today announced a definitive agreement to acquire Resource Bancshares Mortgage Group, Inc. (Nasdaq: RBMG; WWW.RBMG.COM), a wholesale mortgage banking company and financial intermediary focused on the purchase, sales and servicing of residential, single-family first mortgage loans through a nationwide network of mortgage brokers and correspondent banks. Terms of the agreement call for common shareholders of RBMG to receive 1.1382 shares of NetBank common stock in exchange for each share of RBMG common stock.

The acquisition is part of the bank's investment strategy and builds on its purchase earlier this year of Market Street Mortgage, a direct-to-consumer mortgage lender based in Clearwater, Florida, with 42 offices in 10 states. RBMG's conforming mortgage business will operate as a wholly owned subsidiary of the bank. Based on third quarter results of this year, the combined company will have assets totaling $3.6 billion and approximately 1,950 employees. The combined company's stock will trade on Nasdaq under the NetBank name and ticker symbol. The acquisition is expected to close within the first half of 2002, possibly by the end of the first quarter, and is subject to normal shareholder and regulatory approval.

The two companies have complementary strengths that when combined represent greater earnings opportunities and exceptional business synergies, including:

o A lower-cost source of funding for the mortgage business through the bank's proven efficiency in attracting deposits on the Internet;

o Improved means for the bank to deploy deposits into sound, higher-yield assets;

o Further diversification of the bank's income stream, including increased fee income; o Greater cross-selling opportunities, whether the customer relationship begins on the mortgage or banking side of the business; and

o Further depth of management that mixes the asset-generation experience of the mortgage business with the technology and new media marketing expertise of the bank.

"This acquisition is particularly significant," said D.R. Grimes, CEO, NetBank. "In many ways, it will complete our transition from a start-up retail bank into a sizeable, diversified financial services institution. Over the past year, we have talked about our effort to strategically build out the asset side of the bank's balance sheet to create greater value for our shareholders. With Market Street Mortgage, we were able to enter the retail lending business with a seasoned management team and increase our overall earnings immediately. RBMG represents the same opportunity on a larger scale within the wholesale industry."

"Beyond the operational synergies that exist between the companies, we share a customer-centric corporate culture and a focus on continually growing our core profitability," said Douglas K. Freeman, CEO, RBMG. "Both companies share a reputation for being an innovator in leveraging technology across their business to improve internal efficiencies and better serve their customers. Together, we will have tremendous intellectual capital and skill sets to build on."

Following the successful completion of the acquisition, T. Stephen Johnson and Grimes will continue as Chairman and Vice Chairman of the combined company. Freeman will serve as CEO. The board of directors will consist of 11 members -- 6 from the NetBank board, 4 from the RBMG board and one member who currently serves on both boards. Existing management teams will oversee the respective businesses.

A conference call with analysts has been scheduled for 11 a.m. ET today. Johnson, Grimes and Freeman will discuss the integration of the two businesses and answer analyst questions. Individual investors may submit their questions via e-mail to INVESTORRELATIONS@NETBANK.COM until 10 a.m.

Interested parties can listen to the call by dialing 877-918-3008 (or 712-271-0618 from outside of the U.S.) When asked, individuals must identify the conference call leader as D.R. Grimes and the password as NetBank. The speakers will work from a presentation highlighting the inherent opportunities of the transaction. The presentation is posted on the Web sites of both companies, in the Investor Relations areas at WWW.NETBANK.COM and WWW.RBMG.COM.

The call will also be available through an audiocast on both sites in the above-referenced areas. Individuals should log on 10 minutes before the call begins in case they need to download any necessary software application. Or, individuals may call 800-388-4923 to hear a replay of the discussion. The replay number will be active immediately afterward through November 26.

ABOUT NETBANK(R)

NetBank, Inc. (Nasdaq: NTBK) is a financial services company that has recorded 14 consecutive quarters of profitability to date. Its wholly owned subsidiary, NetBank, Member FDIC, currently has $2.5 billion in assets and serves customers in all 50 states and 20 foreign countries. NetBank shares the operational cost savings of its branchless business model with customers through high interest rates on deposit accounts and reduced- or no-fee banking services. The bank offers a comprehensive line of banking, brokerage and lending products along with innovative services. Customers enjoy free interest-bearing checking with an ATM or Visa(R) Check Card, free unlimited online bill payment and presentment, wireless account access and an account consolidation service that allows them to review their online accounts at other institutions through the NetBank Web site. Readers of WORTH honored NetBank as a top online bank in the magazine's 2000 and 2001 "Readers' Choice Awards." For more information, visit NetBank at WWW.NETBANK.COM, or call 1-888-BKONWEB (256-6932).

ABOUT RESOURCE BANCSHARES MORTGAGE GROUP, INC.

Resource Bancshares Mortgage Group, Inc. (Nasdaq: RBMG) is a financial services company primarily engaged in the business of mortgage banking. Through its wholly owned subsidiaries, RBMG works with correspondent lenders and brokers to purchase, sell and service agency-eligible and subprime residential, single-family first-mortgage loans and to purchase and sell servicing rights associated with agency-eligible loans. More information about RBMG can be found at WWW.RBMG.COM.

                                       ###

 THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, (I) STATEMENTS ABOUT THE BENEFITS OF A MERGER BETWEEN NETBANK AND RBMG, INCLUDING A LOWER-COST SOURCE OF FUNDING FOR RBMG, ACCESS TO HIGHER-YIELD ASSETS FOR NETBANK, FURTHER DIVERSIFICATION OF NETBANK'S INCOME STREAM AND GREATER CROSS-SELLING OPPORTUNITIES FOR BOTH BUSINESSES; (II) STATEMENTS WITH RESPECT TO NETBANK'S AND RBMG'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS AND OTHER STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING THE PROPOSED MANAGEMENT STRUCTURE OF THE COMBINED COMPANY; AND (III) OTHER STATEMENTS IDENTIFIED BY WORDS SUCH AS "BELIEVES", "EXPECTS", "ANTICIPATES", "ESTIMATES", "INTENDS", "PLANS", "TARGETS", "PROJECTS" AND SIMILAR EXPRESSIONS. THESE STATEMENTS ARE BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF NETBANK'S AND RBMG'S MANAGEMENT AND ARE SUBJECT TO SIGNIFICANT RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS: (1) THE BUSINESSES OF NETBANK AND RBMG MAY NOT BE INTEGRATED SUCCESSFULLY OR SUCH INTEGRATION MAY BE MORE DIFFICULT, TIME-CONSUMING OR COSTLY THAN EXPECTED; (2) NETBANK MAY NOT ATTRACT SUFFICIENT DEPOSITS TO PROVIDE RBMG GREATER LIQUIDITY FOR LOAN FUNDING;(3) RBMG MAY NOT GENERATE A CONSISTENT VOLUME OF VARIED LOAN PRODUCTS FOR NETBANK TO RETAIN AS INVESTMENTS; (4) UNEXPECTED CHANGES IN EXISTING SENIOR MANAGEMENT TEAMS OF EITHER COMPANY BEFORE THE MERGER IS COMPLETE; (5) REVENUES FOLLOWING THE MERGER MAY BE LOWER THAN EXPECTED; (6) DEPOSIT ATTRITION, OPERATING COSTS, CUSTOMER LOSS AND BUSINESS DISRUPTION, INCLUDING, WITHOUT LIMITATION, DIFFICULTIES IN MAINTAINING RELATIONSHIPS WITH EMPLOYEES, CUSTOMERS, CLIENTS OR SUPPLIERS, MAY BE GREATER THAN EXPECTED FOLLOWING THE MERGER; (7) THE REGULATORY APPROVALS REQUIRED FOR THE MERGER MAY NOT BE OBTAINED ON THE PROPOSED TERMS OR ON THE ANTICIPATED SCHEDULE; (8) THE FAILURE OF NETBANK'S AND RBMG'S SHAREHOLDERS TO APPROVE THE MERGER; (9) COMPETITIVE PRESSURES AMONG FINANCIAL SERVICES INSTITUTIONS MAY INCREASE SIGNIFICANTLY AND MAY HAVE AN EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; (10) THE STRENGTH OF THE UNITED STATES ECONOMY IN GENERAL AND THE STRENGTH OF THE LOCAL ECONOMIES IN WHICH THE COMBINED COMPANY WILL CONDUCT OPERATIONS MAY BE DIFFERENT THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY, INCLUDING THE RESULTANT EFFECT ON THE COMBINED COMPANY'S LOAN PORTFOLIO AND ALLOWANCE FOR LOAN LOSSES; (11) CHANGES IN THE U.S. AND FOREIGN LEGAL AND REGULATORY FRAMEWORK; AND (12) ADVERSE CONDITIONS IN THE STOCK MARKET, THE PUBLIC DEBT MARKET AND OTHER CAPITAL MARKETS (INCLUDING CHANGES IN INTEREST RATE CONDITIONS) AND THE IMPACT OF SUCH CONDITIONS ON THE COMBINED COMPANY'S CAPITAL MARKETS. ADDITIONAL FACTORS THAT COULD CAUSE NETBANK'S AND RBMG'S RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS CAN BE FOUND IN NETBANK'S AND RBMG'S REPORTS (SUCH AS ANNUAL REPORTS ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q AND CURRENT REPORTS ON FORM 8-K) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND AVAILABLE AT THE SEC'S INTERNET SITE (WWW.SEC.GOV). ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING THE PROPOSED TRANSACTION OR OTHER MATTERS ATTRIBUTABLE TO NETBANK OR RBMG OR ANY PERSON ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. NETBANK AND RBMG DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

THE PROPOSED TRANSACTION WILL BE SUBMITTED TO NETBANK'S AND RBMG'S SHAREHOLDERS FOR THEIR CONSIDERATION, AND NETBANK AND RBMG WILL FILE A REGISTRATION STATEMENT, OF WHICH A JOINT PROXY STATEMENT/PROSPECTUS WILL FORM A PART AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION WITH THE SEC. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT NETBANK AND RBMG, AT THE SEC'S INTERNET SITE (WWW.SEC.GOV). COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO NETBANK, INC., INVESTOR RELATIONS, ROYAL CENTRE THREE, SUITE 100, 11475

GREAT OAKS PARKWAY, ALPHARETTA, GA 30022, 770-343-6006, OR TO RESOURCE BANCSHARES MORTGAGE GROUP, INC., INVESTOR RELATIONS, 7909 PARKLANE ROAD, COLUMBIA, SC 29223, 803-741-3000.

NETBANK AND RBMG, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF NETBANK AND RBMG IN CONNECTION WITH THE MERGER. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF NETBANK AND THEIR OWNERSHIP OF NETBANK COMMON STOCK IS SET FORTH IN THE PROXY STATEMENT, DATED MARCH 26, 2001, FOR NETBANK'S 2001 ANNUAL MEETING OF SHAREHOLDERS, AS FILED WITH THE SEC ON A
SCHEDULE 14A. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF RBMG AND THEIR OWNERSHIP OF RBMG COMMON STOCK IS SET FORTH IN THE PROXY STATEMENT, DATED APRIL 6, 2001, FOR RBMG'S 2001 ANNUAL MEETING OF SHAREHOLDERS, AS FILED WITH THE SEC ON A SCHEDULE 14A. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THOSE PARTICIPANTS MAY BE OBTAINED BY READING THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE.

         The following is a joint analysts presentation which was presented on NetBank's website on November 19, 2001:

                       POWERFUL, SYNERGISTIC COMBINATION:

                 NETBANK AND RESOURCE BANCSHARES MORTGAGE GROUP
                 STRATEGIC MERGER OF COMPLEMENTARY CAPABILITIES


                               November 19, 2001


Cautionary Statement

THISPRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, (I) STATEMENTS ABOUT THE BENEFITS OF A MERGER BETWEEN NETBANK AND RBMG, INCLUDING A LOWER-COST SOURCE OF FUNDING FOR RBMG, ACCESS TO HIGHER-YIELD ASSETS FOR NETBANK, FURTHER DIVERSIFICATION OF NETBANK'S INCOME STREAM AND GREATER CROSS-SELLING OPPORTUNITIES FOR BOTH BUSINESSES; (II) STATEMENTS WITH RESPECT TO NETBANK'S AND RBMG'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS AND OTHER STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING THE PROPOSED MANAGEMENT STRUCTURE OF THE COMBINED COMPANY; AND (III) OTHER STATEMENTS IDENTIFIED BY WORDS SUCH AS "BELIEVES", "EXPECTS", "ANTICIPATES", "ESTIMATES", "INTENDS", "PLANS", "TARGETS", "PROJECTS" AND SIMILAR EXPRESSIONS. THESE STATEMENTS ARE BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF NETBANK'S AND RBMG'S MANAGEMENT AND ARE SUBJECT TO SIGNIFICANT RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS: (1) THE BUSINESSES OF NETBANK AND RBMG MAY NOT BE INTEGRATED SUCCESSFULLY OR SUCH INTEGRATION MAY BE MORE DIFFICULT, TIME-CONSUMING OR COSTLY THAN EXPECTED; (2) NETBANK MAY NOT ATTRACT SUFFICIENT DEPOSITS TO PROVIDE RBMG GREATER LIQUIDITY FOR LOAN FUNDING;(3) RBMG MAY NOT GENERATE A CONSISTENT VOLUME OF VARIED LOAN PRODUCTS FOR NETBANK TO RETAIN AS INVESTMENTS; (4) UNEXPECTED CHANGES IN EXISTING SENIOR MANAGEMENT TEAMS OF EITHER COMPANY BEFORE THE MERGER IS COMPLETE; (5) REVENUES FOLLOWING THE MERGER MAY BE LOWER THAN EXPECTED; (6) DEPOSIT ATTRITION, OPERATING COSTS, CUSTOMER LOSS AND BUSINESS DISRUPTION, INCLUDING, WITHOUT LIMITATION, DIFFICULTIES IN MAINTAINING RELATIONSHIPS WITH EMPLOYEES, CUSTOMERS, CLIENTS OR SUPPLIERS, MAY BE GREATER THAN EXPECTED FOLLOWING THE MERGER; (7) THE REGULATORY APPROVALS REQUIRED FOR THE MERGER MAY NOT BE OBTAINED ON THE PROPOSED TERMS OR ON THE ANTICIPATED SCHEDULE; (8) THE FAILURE OF NETBANK'S AND RBMG'S SHAREHOLDERS TO APPROVE THE MERGER; (9) COMPETITIVE PRESSURES AMONG FINANCIAL SERVICES INSTITUTIONS MAY INCREASE SIGNIFICANTLY AND MAY HAVE AN EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; (10) THE STRENGTH OF THE UNITED STATES ECONOMY IN GENERAL AND THE STRENGTH OF THE LOCAL ECONOMIES IN WHICH THE COMBINED COMPANY WILL CONDUCT OPERATIONS MAY BE DIFFERENT THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY, INCLUDING THE RESULTANT EFFECT ON THE COMBINED COMPANY'S LOAN PORTFOLIO AND ALLOWANCE FOR LOAN LOSSES; (11) CHANGES IN THE U.S. AND FOREIGN LEGAL AND REGULATORY FRAMEWORK; AND (12) ADVERSE CONDITIONS IN THE STOCK MARKET, THE PUBLIC DEBT MARKET AND OTHER CAPITAL MARKETS (INCLUDING CHANGES IN INTEREST RATE CONDITIONS) AND THE IMPACT OF SUCH CONDITIONS ON THE COMBINED COMPANY'S CAPITAL MARKETS. ADDITIONAL FACTORS THAT COULD CAUSE NETBANK'S AND RBMG'S RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS CAN BE FOUND IN NETBANK'S AND RBMG'S REPORTS (SUCH AS ANNUAL REPORTS ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q AND CURRENT REPORTS ON FORM 8-K) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND AVAILABLE AT THE SEC'S INTERNET SITE (WWW.SEC.GOV). ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING THE PROPOSED TRANSACTION OR OTHER MATTERS ATTRIBUTABLE TO NETBANK OR RBMG OR ANY PERSON ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. NETBANK AND RBMG DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

THE PROPOSED TRANSACTION WILL BE SUBMITTED TO NETBANK'S AND RBMG'S SHAREHOLDERS FOR THEIR CONSIDERATION, AND NETBANK AND RBMG WILL FILE A REGISTRATION STATEMENT, OF WHICH A JOINT PROXY STATEMENT/PROSPECTUS WILL FORM A PART AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION WITH THE SEC. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT NETBANK AND RBMG, AT THE SEC'S INTERNET SITE (WWW.SEC.GOV). COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO NETBANK, INC., INVESTOR RELATIONS, ROYAL CENTRE THREE, SUITE 100, 11475 GREAT OAKS PARKWAY, ALPHARETTA, GA 30022, 770-343-6006, OR TO RESOURCE BANCSHARES MORTGAGE GROUP, INC., INVESTOR RELATIONS, 7909 PARKLANE ROAD, COLUMBIA, SC 29223, 803-741-3000.

NETBANK AND RBMG, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE
SHAREHOLDERS OF NETBANK AND RBMG IN CONNECTION WITH THE MERGER. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF NETBANK AND THEIR OWNERSHIP OF NETBANK COMMON STOCK IS SET FORTH IN THE PROXY STATEMENT, DATED MARCH 26,
2001, FOR NETBANK'S 2001 ANNUAL MEETING OF SHAREHOLDERS, AS FILED WITH THE
SEC ON A SCHEDULE 14A. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE
OFFICERS OF RBMG AND THEIR OWNERSHIP OF RBMG COMMON STOCK IS SET FORTH IN
THE PROXY STATEMENT, DATED APRIL 6, 2001, FOR RBMG'S 2001 ANNUAL MEETING OF SHAREHOLDERS, AS FILED WITH THE SEC ON A SCHEDULE 14A. ADDITIONAL
INFORMATION REGARDING THE INTERESTS OF THOSE PARTICIPANTS MAY BE OBTAINED BY READING THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED
TRANSACTION WHEN IT BECOMES AVAILABLE.

Agenda

/ /   Introduction          D.R.  Grimes

2)  Strategic Rationale     D.R.  Grimes

3)  The Merger Summary      Doug Freeman

3)  Strategic Direction     Doug Freeman

4)  Financial Summary       Doug Freeman

5)  Summary                 D.R. Grimes

6)  Questions and Answers  All

Strategic Rationale
Complementary Strengths with Little Overlap:

//  NetBank's compelling value proposition
//  NetBank's deposit-gathering prowess
//  Resource Bancshare's powerful asset
    generation capability
// Leveraging technology for customer service and lower cost
// Targeting profitable fee-based financial intermediary businesses
//  Strong and experienced management teams
//  Low integration/execution risk
// Creates an attractive and powerful national consumer financial services franchise

The Merger Summary

Company Name:     NetBank, Inc.
Ticker:  NTBK
Consideration:    21 million shares of NetBank common stock valued at $164.85 million as of market close on
                  November 16, 2001
Exchange Ratio:   1.1382 NetBank shares for each RBMG share
Collars: None
Approvals/Closing: Normal regulatory and shareholder approvals with a target first quarter 2002 closing date
Management:        Steve Johnson, Chairman of the Board
                   D. R. Grimes, Vice Chairman
                   Doug Freeman, Chief Executive Officer
                   Bobby Bowers, Chief Financial Officer
Board Composition: 6 directors from NetBank, 4 from RBMG and
                   1 who currently serves on both boards
Headquarters:      Alpharetta, Georgia

Strategic Direction

//   Customer-centric organization
// Financial intermediary focused on meeting customer needs without significant balance sheet growth requirements
//   Rigorous customer and product profitability requirements
//   Targeting high ROE driven by increased balance sheet velocity
//   Advanced technology platforms designed to reduce
     operating costs
//   Information-engineered customer acquisition strategies
//   Core products - mortgages and deposit accounts - provide superior
     base to cross-sell additional products     and services
//   Utilize core competencies to provide fee-based services to third parties
//   Partner with "best-in-class" specialty product providers
//   Efficient use of capital

Financial Summary
//   Accretive to projected NTBK 2002 EPS by 40% - 50%
//   Modestly dilutive to book value
//   Combined assets of $3.6 billion as of 9/30/01
//   Combined equity of $415 million as of 9/30/01
//   Combined market capitalization of $370 million as
     of 11/16/01
// Pro forma outstanding shares of approximately 50 million when the transaction is complete
//   Excess capital will allow for buy-back option with
     board approval
//   Expected to generate strong positive cash flow
     from operations
//   Modest cash dividend payment expected to be approved

     Summary
// NetBank and RBMG: Combination of two highly successful growth companies with complementary strengths in deposit gathering and asset generation that solve each company's needs
// The transaction is focused on maximizing the synergies between the two companies
//   Strong and seasoned management team with
     common goals
//   Low execution risk
//   Cost savings are attainable-- deal is not dependent upon cost savings
// Business model focused on superior returns from the efficient use of capital combined with high balance sheet velocity and high profit margins
//   Significant value creation opportunity for shareholders

                       POWERFUL, SYNERGISTIC COMBINATION:

                 NETBANK AND RESOURCE BANCSHARES MORTGAGE GROUP
                 STRATEGIC MERGER OF COMPLEMENTARY CAPABILITIES


                                November 19, 2001

NetBank, Inc.
//  Founded in 1996
// Offers a comprehensive array of banking and financial services
// First Internet-based bank to achieve profitability q Operational costs are approximately half of a brick-and-mortar bank q Serving customers in all 50 states and more than 20 foreign countries q Profitable for more than 3 years
//  Stock ticker symbol "NTBK" (Nasdaq)
// As of September 30, 2001, assets of $2.5 billion, deposits of $1.3 billion and more than 232,000 accounts
//  Approximately 600 employees

Resource Bancshares Mortgage Group, Inc.

//   Founded in 1989
// Provides independent lending brokers and correspondent a range of mortgage banking and commercial leasing services
// Originated 50% of third quarter 2001 loan production using eRBMG, an Internet based business to business loan origination tool
//   Stock ticker symbol "RBMG" (Nasdaq)
//   As of September 30, 2001, assets of $1.2 billion
//   As of October 31, 2001, single-family mortgage servicing portfolio of
     $8.6 billion and managed leasing portfolio of $192 million
//   Year today October 31, 2001 mortgage loan originations totaled $10.1 billion
//   Approximately 1,350 employees


         The following are letters and a summary of frequently asked questions distributed to RBMG employees on November 19, 2001:


Dear Colleagues,

It's a brand new day. Literally. The country's largest independent Internet bank, NetBank(R), and the leading wholesale financial intermediary, Resource Bancshares Mortgage Group, plan to merge our two strong and complementary businesses. This morning, we issued a joint press release announcing that RBMG, Inc. has agreed to be acquired by NetBank, Inc..

What does this mean to the employees, customers and shareholders of both companies? Greater opportunity. RBMG and NetBank are perfect counterpoints to one another. Each business will benefit greatly from the primary strength of the other. The acquisition provides RBMG new liquidity and a lower-cost source of funding and NetBank a means of deploying its deposits into sound, high-quality assets.

The boards of directors and management of both companies are excited about this transaction. Existing management at both businesses will work together to guide the combined company. You will also play an important role in our future success. Both companies will continue to operate from their locations, and the acquisition should be transparent to customers. We will work hard to provide you with answers and information throughout the merger process.

But for now, congratulations. It is the hard work and dedication of employees at both companies that has made this exciting opportunity possible.

Yours,



Douglas K. Freeman
CEO, Resource Bancshares Mortgage Group



D.R. Grimes
CEO, NetBank

FINAL

RBMG EMPLOYEE LETTER FROM DOUG

November 19, 2001


Dear Colleagues,

Your management team and I are excited to share with you the most recent opportunity to move our company to the next level. As many of you know, liquidity has been our biggest obstacle in capitalizing on our plans for growth. Among the considerations to achieve our goals was the acquisition, or merger of equals with a bank or thrift. We are announcing today that we have signed a definitive agreement to be acquired by NetBank, Inc., the holding company of NetBank, the country's largest independent Internet bank.

We will hold a conference call for all associates today at 9:30 a.m. to discuss this acquisition in further detail. Wherever possible please gather in groups to maximize the number of phone lines we have available. The call-in number is 1-800-369-1127. If you are calling from outside the United States, call 1-712-271-3310. The password for the call is "RBMG." Doug Freeman is the Call Leader. Should you miss the call, there will be a replay available for one week at 1-888-568-0488. If you are calling from outside the United States, dial 402-530-7979. Then enter the passcode "1234" to start the replay.

RBMG will become a wholly owned subsidiary of NetBank, Inc., and our mortgage operations headquarters will remain in Columbia. This acquisition will allow us to be part of a diversified financial services institution with $3.6 billion in assets, nationwide and international operations, and an employee base of approximately 1,800 highly skilled employees. The new company will continue to trade on Nasdaq under the NetBank symbol "NTBK." The acquisition is subject to the approval of regulatory agencies and shareholders of both companies. The deal is expected to close within the first half of 2002, possibly by the end of the first quarter.

When the merger is complete, T. Stephen Johnson and D.R. Grimes will continue as Chairman and Vice Chairman of the combined company. I will serve as chief executive officer. The management team of RBMG will remain in place, to continue successfully operating our new company's wholesale mortgage subsidiary.

Although there will be a transition period in integrating our two companies, I encourage you to remain focused on the goals that we have set for RBMG. The projects, goals and urgency that drove us yesterday, remain the same today. We must not take our eyes off the mark that we have worked so hard to attain. I am also very pleased to share with you that our two companies have complementary strengths that when combined represent greater earnings opportunities and exceptional business synergies, including:

o A lower-cost source of funding for the mortgage business through the bank's proven efficiency in attracting deposits on the Internet;
o Improved means for the bank to deploy deposits into sound, higher-yield assets;
o Further diversification of the bank's income stream, including increased fee income;
o Significant cross-selling opportunities to gain greater wallet share of customers, whether the relationship begins on the mortgage or banking side of the business; and
o Greater depth of management that mixes the asset-generation experience of the mortgage business with the technology and new media marketing expertise of the bank.

By combining the companies, we are creating a diversified financial services institution that leverages technology to create greater customer and shareholder value. Both companies share a customer-centric, technology-astute corporate culture. Together, we will have tremendous intellectual capital and skill sets to build on.

Employee Stock Options "Sweet 16" and "21 Again" become exercisable as a result of this transaction. When your management team receives a more firm closing date, all employees will be advised regarding how and when the exercise of the options will occur. As you know, the exercise price for the "Sweet 16" options is either $ 4.75 (for 6/1/2000 grants) or $ 7.81 (for 2/1/2001 grants) per share and the exercise price for the "21 Again" options is $ 7.75 per share. The amount of your gain from these options will be equal to the difference between these exercise prices that you pay to acquire the RBMG stock covered by the options and what you receive when you ultimately sell those shares.

Officer Stock Options will also become exercisable as a result of this transaction. When your management team receives a more firm closing date, all officers with option grants will be advised regarding how and when the exercise of the options will occur. The amount of your gain from these options will be equal to the difference between these exercise prices that you pay to acquire the RBMG stock covered by the options and what you receive when you ultimately sell those shares.

I know that I can count on each of you to be flexible and professional as we integrate our two companies. We have come a long way in less than two years, and your continued commitment and participation will ensure our future success. This opportunity would not have been possible without the dedication and desire of each of you to take our company to the next level. The integration of NetBank and RBMG is recognition of our strategies, the accomplishments of RBMG to change and grow its business, and the recognition that we are a company that employs the best. I look forward to continuing to grow our company together with our new NetBank partners.

Doug

For Internal Use Only
Final Version

RBMG EMPLOYEE FAQS
NetBank to Acquire Resource Bancshares Mortgage Group
Release Date:  Friday, November 19, 7:30 AM ET

Q1:      WHY DID RBMG WANT TO BE ACQUIRED BY NETBANK?
         A: Among the considerations to achieve our goals was the acquisition, or merger with a bank or thrift. It became increasingly clear to your management that our future, if we were to continue to be successful, involved being part of a bank. I cannot think of a better partner with a more similar approach to business, process and the customer, than NetBank. This merger will also allow us to be part of a diversified financial services institution with $3.6 billion in assets, that has nationwide and international operations, and to become part of a base of approximately 600 highly skilled employees. Together, we will have approximately 1,800 employees.

Q2:      WHEN WILL THE AGREEMENT WITH NETBANK BE FINALIZED?
         A: We are announcing today that we have signed a definitive agreement to be acquired by NetBank, Inc., the holding company of NetBank, the country's largest independent Internet bank. The agreement is subject to regulatory and shareholder approval, and is expected to be complete within the first few months of 2002, possibly by the end of the first quarter.

Q2:      WHAT DOES THIS MEAN FOR RBMG, INC., MERITAGE MORTGAGE AND REPUBLIC
         LEASING?
         A: It means that as a subsidiary of Resource Bancshares Mortgage Group, Inc., each company will be come a subsidiary of NetBank, Inc. During the transition period there will be little or no impact on our sales force or operations centers. We will, however, be asking certain individuals to participate in the integration process as necessary. As many of you know, liquidity has been our biggest obstacle in capitalizing on our plans for growth. We will now have access to funding at much more favorable rates and an opportunity to leverage our learnings and use of technology.


Q3: WHERE WILL THE COMPANY'S HEADQUARTERS BE, AND WHAT DOES THAT MEAN FOR COLUMBIA AND OUR ROCS?

         A: The Company's headquarters will be in Atlanta. Our mortgage operations and leasing operations headquarters will remain in Columbia, and we do not anticipate significant changes to our ROCs.

Q4:      WILL THERE BE LAYOFFS AS A RESULT OF THIS ACQUISITION?
         A: Although the merger is not expected to close until the first half of 2002, possibly by the end of first quarter 2002, it is important to understand that the combining of our two companies is not about cost savings. It is about leveraging the strengths of each organization and its employees to create a new kind of company. We do not anticipate reductions in either sales force. That said, as I have said since I joined you, we must always be vigilant to look for opportunities to be better, faster and more competitive. This will apply to the new company, too.

Q1:      WILL WE RECEIVE FULL CREDIT FOR OUR PAST SERVICE WITH RBMG?
         A: Yes. Prior service will be recognized in determining participation, vesting, and benefits.

Q2:      HOW ABOUT VACATIONS?
         A: Vacation benefits will carry over from RBMG.

Q5: DOES MARKET STREET MORTGAGE DO BUSINESS WITH BROKERS? IF SO, HOW SHOULD WE HANDLE A SITUATION WHERE WE BOTH DO BUSINESS WITH THE SAME BROKER?
         A: Market Street Mortgage is a retail shop with an excellent reputation. We do not anticipate any channel confusion. In those select instances where that might occur, Mickey Ross will work his counterpart at Market Street to ensure a prompt resolution and eliminate any confusion for all of our customers.

Q6: HOW DO WE ADDRESS QUESTIONS FROM OUR CUSTOMERS ABOUT HOW THIS ACQUISITION WILL IMPACT THEM?
         A: We can tell our customers that combining our two companies is designed to ensure that we can continue to offer them the best rates, access to technology and stability of anyone in the industry. We are the wholesale delivery channel and now with our lower cost of funds, we will be able to offer more products and better value to our brokers and correspondents. However, the most important message that you can convey is the assurance that it is business as usual, and that it should be absolutely transparent to their interaction with us. It is incumbent upon each of us to ensure a heightened sense of customer service to our existing and prospective customers, especially through the integration.

Q7:      WILL THIS HAVE ANY IMPACT ON THE EQUICREDIT ACQUISITION?
         A: No. The EquiCredit transaction is complete and the integration of the 15 EquiCredit branches into Meritage will continue.

Q8:      HOW DOES THIS IMPACT NETBANK'S RELATIONSHIP WITH HOMESIDE FOR
         ORIGINATION?
         A: NetBank's existing agreement with HomeSide will continue as usual. HomeSide has a powerful, direct-to-consumer online lending solution that allows NetBank's customers to get approvals on home mortgages and home refinancing loans in as little as 10 minutes.

Q9:      HOW SHOULD I HANDLE CALLS FROM THE MEDIA AND TRADE PRESS?
         A: DO NOT ENGAGE IN CONVERSATION WITH THE MEDIA. You should refer all calls from any media to Jerri Franz at Marketing Synergies. Her office number is 904.306.9222 and cell phone number is 904.610.1440.


Q10:     WHAT DO I DO IF I GET CALLS FROM SOMEONE I KNOW AT MARKET STREET?
         A: Let them know how pleased we are to become part of the same organization.

Q11:     CAN I INITIATE A CALL TO SOMEONE I KNOW AT MARKET STREET?
         A: Yes, provided the nature of the call is to let the individual know that how pleased you are to become part of the NetBank team.

Q12:     HOW WILL WE COMMUNICATE THIS NEWS TO OUR CUSTOMERS?
         A: We will be sending a letter to all of our brokers. Your commitment and actions to maintain our standards of quality service are paramount.

Q13:     WHAT LOAN ORIGINATION SYSTEMS WILL WE USE?
         A: We will continue with the installation of Project Mercury, RBMG's new LOS.

Q14:     WILL OUR BENEFITS PROGRAM CHANGE AND IF SO, WHEN?
         A: There will be no immediate changes to our benefits program. Once the acquisition is finalized, details about any changes to the program will be communicated to you as soon as possible.

Q15:     WILL RBMG RETAIN ITS BRAND IDENTITY?
         A: RBMG will be a wholly owned subsidiary of NetBank. In fact, RBMG will continue to be headquartered in Columbia, SC.

Q16:     WHAT OTHER CHANGES WILL I SEE AS A RESULT OF THE MERGER?
         A. The integration of the companies should be transparent to you. However, the two companies will leverage their combined technology to provide more efficient processes.

Q17:     WILL OUR MANAGEMENT CHANGE?
         A: When the merger is complete, T. Stephen Johnson and D.R. Grimes will continue as Chairman and Vice Chairman of the combined company. RBMG's CEO, Doug Freeman, will serve as CEO of NetBank.

Q18:     HOW DOES THIS IMPACT "SWEET 16" AND "21 AGAIN" EMPLOYEE STOCK GRANTS?
         A: Employee Stock Options "Sweet 16" and "21 Again" become exercisable as a result of this transaction. When we have a more firm closing date, all employees will be advised regarding how and when the exercise of the options will occur. As you know, the exercise price for the "Sweet 16" options is either $ 4.75 (for 6/1/2000 grants) or $ 7.81 (for 2/1/2001 grants)
         per share and the exercise price for the "21 Again" options is $ 7.75 per share. The amount of your gain from these options will be equal to the difference between these exercise prices that you pay to acquire the RBMG stock covered by the options and what you receive when you ultimately sell those shares.

Q19:     HOW DOES THIS IMPACT OFFICER STOCK OPTIONS?
         A: Officer Stock Options (will also) become exercisable as a result of this transaction. When we have a more firm closing date, all officers with option grants will be advised regarding how and when the exercise of the options will occur. The amount of your gain from these options will be equal to the difference between these exercise prices that you pay to acquire the RBMG stock covered by the options and what you receive when you ultimately sell those shares.

FINAL


                  WE WOULD LIKE TO PREPARE A JOINT LETTER FROM
                    MR. GRIMES AND DOUG, AS IS THE CUSTOMARY
                         OPENING FOR THE COMPANY VOICE.


                           THE COMPANY VOICE


ARTICLE #1      HEADLINE: NETBANK AND RBMG - A NEW-ERA
----------      FINANCIAL SERVICES COMPANY


     NetBank, the country's largest independent Internet bank, and RBMG announced today a definitive agreement to merge. The agreement creates a premier Internet-based financial services company, matching the leading Internet bank with a leading mortgage banker and financial intermediary known for leveraging Internet technologies to create greater efficiencies for its customers and the company.

     NetBank, Inc. was incorporated on February 20, 1996, in Georgia. The Company's wholly owned subsidiary, NetBank(R) (the Bank), is the largest independent, federally insured bank operating primarily over the Internet without a traditional branch infrastructure. It made history in March 1998 when it became the first Internet-based bank to achieve profitability. As of September 30, 2001, the Company has reported 14 consecutive quarters of profitability.

     "This acquisition is particularly significant, as in many ways, it will complete our transition from a start-up retail bank into a sizeable, diversified financial services institution," said D.R. Grimes, NetBank chief executive officer. "Our efforts over the past year have been to strategically build out the asset side of the bank's balance sheet to increase our core profitability and create greater shareholder value. RBMG's expertise in the mortgage banking industry will provide us a better means of deploying our deposits into sound, higher-profit assets."

     The acquisition is part of the bank's ongoing investment strategy and builds on its purchase earlier this year of Market Street Mortgage, a direct-to-consumer mortgage lender based in Clearwater, Florida, with 42 offices in 10 states. Based on third quarter results of this year, the combined company will have assets totaling $3.6 billion and approximately 1,800 employees. RBMG will operate as a wholly owned subsidiary of the bank, with the mortgage operations' headquarters in Columbia, S.C. The combined company's stock will trade on Nasdaq under the NetBank name and ticker symbol.

     The acquisition, which is subject to regulatory and shareholder approval, is expected to close within the first few months of 2002. Financial terms of the agreement were not disclosed.

     Upon completion of the merger, T. Stephen Johnson and D.R. Grimes will continue as Chairman and Vice Chairman of the combined company. Douglas K. Freeman, Chairman and CEO of Resource Bancshares Mortgage Group, Inc., will serve as CEO.

     The two companies complementary strengths and exceptional business synergies, when combined include:

o A lower-cost source of funding for the mortgage business through the bank's proven efficiency in attracting deposits on the Internet;
o Improved means for the bank to deploy deposits into sound, higher-profit assets;
o Further diversification of the bank's income stream, including increased fee income;
o SIGNIFICANT CROSS-SELLING OPPORTUNITIES TO GAIN GREATER WALLET SHARE OF CUSTOMERS, WHETHER THE RELATIONSHIP BEGINS ON THE MORTGAGE OR BANKING SIDE OF THE BUSINESS; and
o Greater depth of management that mixes the asset-generation experience of the mortgage business with the technology and new media marketing expertise of the bank.

     "Beyond the operational synergies that exist between the companies, we share the same passion for excellence," said Freeman. "Both companies have a reputation for leveraging technology across their business to better serve their customers. Together, we will have tremendous intellectual capital and skill sets to build on."


         The following is a summary of frequently asked questions distributed to NetBank employees on November 19, 2001:

FOR INTERNAL USE ONLY
NETBANK EMPLOYEE FAQ


              NETBANK TO ACQUIRE RESOURCE BANCSHARES MORTGAGE GROUP


NOTE: ALL EMPLOYEES OF NETBANK AND MARKET STREET ARE INVITED TO PARTICIPATE IN A
      SPECIAL CONFERENCE CALL TO BE HELD MONDAY, NOVEMBER 19 AT 9:00 AM (ET). DURING THE CALL, NETBANK CEO AND VICE CHAIRMAN, D.R. GRIMES, WILL DISCUSS OUR AGREEMENT TO ACQUIRE RBMG. CALL INSTRUCTIONS ARE:

          1. At 8:55 AM (ET), call:
                a. U.S.: 1-888-946-3507
                b. Int'l: 1-712-257-0423
          2. Passcode: NetBank
          3. Call Leader: D.R. Grimes

          4. If you miss the call, you may call in later to hear a recording. The call will remain available for one week. Call instructions are:
                a. U.S.: 1-800-839-3140
                b. Int'l: 402-998-1685
                c. Passcode: Enter "2001" on your telephone keypad.

Q1.  WHAT IS NETBANK ANNOUNCING TODAY?

     A: NetBank, Inc. has entered into an agreement to acquire Columbia, South Carolina-based RBMG, Resource Bancshares Mortgage Group, Inc. RBMG's conforming mortgage business will operate as a wholly owned subsidiary of the bank.

     RBMG is a diversified financial services business that focuses primarily on the wholesale purchase, sales and servicing of mortgage loans through a nationwide network of independent brokers and correspondent banks. The company is 12 years old and conducts its business through three wholly owned subsidiaries. RBMG, Inc. deals mainly in the purchase and funding of agency-eligible loans. Meritage Mortgage Corporation purchases and funds subprime mortgage loans. And, Republic Leasing Company originates and services small-ticket commercial equipment leases.

     RBMG, Inc. is a public company traded on Nasdaq under the ticker symbol "RBMG." Upon completion of the acquisition, the combined company's stock will continue to trade on Nasdaq under the NetBank name and ticker symbol. Based on third quarter results of this year, the combined company will have assets totaling $3.6 billion and approximately 1,950 employees.




Confidential                        Page 1                            11/19/2001

Continued, NetBank Acquires RBMG - Employee FAQ


Q2.  WHY IS THE BANK INTERESTED IN ACQUIRING RBMG?

     A: There are numerous synergies between the two businesses. Most significant is the increased earnings opportunity the combined company will have. The acquisition is comparable to the bank's purchase of Market Street Mortgage earlier this year. NetBank gains access to a volume of varied, higher-profit loans to consider keeping in its investment portfolio, while RBMG receives a lower-cost source of funding for its loans.

     The two companies share very similar cultures. Both are focused equally on serving the customer and creating value for the shareholder. Both businesses have a reputation for being technology innovators. RBMG operates what is widely recognized as the leading Internet site, eRBMG, in the wholesale mortgage lending industry.

Q3. DOES THIS ACQUISITION REPRESENT A CHANGE IN STRATEGY FOR NETBANK OR A MOVE AWAY FROM ITS INTERNET OPERATION?

     A: No. NetBank has proven the viability of the online banking model. We will continue to use the Internet as our primary delivery channel for core banking products and services. The acquisition of RBMG--and Market Street Mortgage earlier this year-- is part of the bank's overall investment strategy. Over the past year, we have talked about building out the asset side of our balance sheet by developing or acquiring a means to originate a significant volume of loans or other assets from within the bank. Market Street Mortgage allowed us to move into the retail mortgage lending industry, and now RBMG represents an opportunity to enter the wholesale industry.

Q4.  WHEN IS THE ACQUISITION EXPECTED TO CLOSE?

     A: The acquisition is subject to the approval of regulatory agencies and shareholders of both companies. The deal is expected to close within the first half of 2002, possibly by the end of the first quarter.

Q5.  WHERE WILL THE COMBINED COMPANY BE HEADQUARTERED?

     A: NetBank's headquarters will remain in Alpharetta, Georgia.

Q6.  HOW DOES THE ACQUISITION AFFECT MARKET STREET MORTGAGE?

     A: The acquisition opens up opportunities for both Market Street and RBMG. The two businesses do not compete with one another. Market Street Mortgage is a direct-to-consumer lender, and RBMG is a business-to-business provider. Going forward, the two businesses may be able to share resources and partner in certain markets to expand their businesses. RBMG currently has offices in locations where Market Street Mortgage has no physical presence. Also, both businesses will benefit from any proprietary mortgage-based technology application or service the combined company develops.

Q7. WILL THERE BE ANY ORGANIZATIONAL OR STAFFING CHANGES AT NETBANK ONCE THE AGREEMENT IS COMPLETE?

     A: There is little, if any, overlap between the operations of NetBank and RBMG. The combining of our two companies is not about cost savings. It is about leveraging the strengths of each organization and its employees to become a more diversified, more competitive financial services company. We do not anticipate changes to current staffing levels.

     NetBank's management team will continue to oversee the daily operation of the bank. When the acquisition is complete, T. Stephen Johnson and D.R. Grimes will continue as Chairman and Vice Chairman of the combined company. RBMG's CEO, Doug Freeman, will become CEO of the combined company.

Q8.  WILL NETBANK'S BENEFITS PROGRAM CHANGE AND IF SO, WHEN?

     A: There will be no immediate changes to our benefits program. Once the acquisition is finalized, details about any changes to the program will be communicated to you as soon as possible.

Q9.  HOW SHOULD I HANDLE CALLS FROM THE MEDIA AND PRESS?

     A: Like always, please forward all calls from reporters to Matthew Shepherd at x2683 or to Eve McDowell at x1414. Shareholder and investor-related calls should be forwarded to Bobby Bowers at x1401.

         The following is a letter to RBMG brokers and correspondents from Douglas K. Freeman distributed on November 19, 2001:

FINAL

                                                     BROKER/CORRESPONDENT LETTER


DATE

Dear Customer,

We at Resource Bancshares Mortgage Group, Inc. are excited to let you know that we have agreed to be acquired by NetBank, Inc., the holding company of NetBank, the country's largest independent Internet bank. Historically, limited access to funds has been our biggest obstacle

RBMG will become a wholly owned subsidiary of NetBank, Inc. and our mortgage operations headquarters will remain in Columbia. The acquisition is subject to the approval of regulatory agencies and shareholders of both companies. The deal is expected to close within the first half of 2002, possibly by the end of the first quarter.

We want to assure you that it will be business as usual at our subsidiaries, RBMG, Inc. and Meritage Mortgage Corporation. You will be dealing with same high-quality group of associates that you are accustomed to today. We are committed to retaining the products and services that you have voted for with your business. We look forward to putting the advantages of combining our company with NetBank to work for you.

Our two companies have complementary strengths that when combined represent exceptional business synergies, including:

o A lower-cost source of funding for the mortgage business through the bank's proven efficiency in attracting deposits on the Internet;

o Improved means for the bank to deploy deposits into sound, higher-yield assets;

o Greater depth of management that mixes the asset-generation experience of the mortgage business with the bank's technology and online customer care expertise.

When the merger is complete, T. Stephen Johnson and D.R. Grimes will continue as Chairman and Vice Chairman of the combined company. I will serve as chief executive officer.

On behalf of all of us at RBMG, I want to thank you for your business today and as we continue to build on our high-tech, high-touch, high-potential value proposition. We believe that the action we have taken will enable us to deliver even more fully on our brand promise to be "your partner for success."

Sincerely,


Douglas K. Freeman
Chairman and Chief Executive Officer
Resource Bancshares Mortgage Group, Inc.